September 4, 2025

Captain Joseph D. Burns
Chief Executive Officer
AIRO Group Holdings, Inc.
5001 Indian School Road NE, Suite 100
Albuquerque, New Mexico 87110

       Re: AIRO Group Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 29, 2025
           CIK No. 0001927958
Dear Captain Joseph D. Burns:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Christina T. Roupas